UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.
(Name of Subject Company)

HDTMS, Inc.
(Offeror)

Hertz Global Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On August 26, 2012, the following communication was sent on behalf of Mark P. Frissora, Chief Executive Officer and Chairman of the Board of Hertz Global Holdings, Inc. (“Hertz”), to employees of Hertz.

Dear Hertz Colleagues,

I’m pleased to announce that we have reached an agreement to buy Dollar Thrifty Automotive Group (Dollar Thrifty). As you know, this has been a lengthy, although worthwhile, pursuit and we have achieved a milestone in our 93-year history. When the acquisition process is completed, we will have two new, well-known brands to compete in the mid-tier of the car rental business and support Hertz in North America. Thrifty will become our second brand in Europe. We will be an even more formidable competitor in all airport and off-airport car rental markets against other companies with multiple, internationally-recognized brand names.

The next formal step in the process is U.S. government approval of the acquisition. We are hopeful that we will receive approval quickly now that we have an agreement with Dollar Thrifty, and because we have already agreed with regulators to divest Advantage and other assets. We hope to complete the remaining steps of the acquisition process this year, but until then Dollar Thrifty remains a separate company. Only when the deal is completed will we be able to communicate how our companies will work together going forward.

We will continue to operate both the Dollar and Thrifty brands which have market strengths separate from ours and together generate annual revenues exceeding $1.5 billion from over 1,500 locations worldwide (primarily utilizing franchisees internationally). Dollar Thrifty appeals to customers who generally do not rent from Hertz. They operate in what we call the “value”, mid-tier segment of the car rental industry and we will continue to increase our share of this growing portion of the car rental business. While Dollar Thrifty is best known in the U.S., Thrifty has a significant European presence as well (over 250 locations), which will become a key component of our international expansion strategy. Our Advantage locations in Europe will be re-branded to Thrifty when the transaction is completed. Additionally, Dollar Thrifty has a significant presence in other major markets including Australia, New Zealand, Latin America, Middle East, North and South Africa, the Caribbean and Pacific territories. Finally, Dollar Thrifty also operates from off-airport locations in the U.S., providing additional opportunities to increase our growing share of this $10 billion plus market.

From an investor perspective – many Hertz employees are also shareholders – the transaction should improve our earnings from day one and the acquisition should have no material effect on our credit ratings. In other words, buying Dollar Thrifty should be a good deal for Hertz shareholders. We’ve identified up to $160 million of efficiencies – primarily related to fleet, IT systems and procurement – which will enable our combined companies to operate at an even lower cost.

There is still work to be done to complete this transaction. I am confident that every Hertz employee involved in this process, and in the post-acquisition transition, will help ensure that our combined companies are stronger than ever and that our new colleagues at Dollar Thrifty feel welcomed and valued.

I will communicate key developments as they occur, with additional information after we secure government approval and complete the transaction.

Mark

Cautionary Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include information concerning Hertz’s outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that Hertz has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Hertz believes are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Among other items, such factors could include: our ability to obtain regulatory approval for and to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; and the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty. Additional information concerning these and other factors can be found in our filings and Dollar Thrifty’s filings with the Securities and Exchange Commission, including our and Dollar Thrifty’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
Hertz therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Hertz or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Hertz undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information
The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Dollar Thrifty’s common stock. At the time the tender offer is commenced, Hertz will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”). Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Dollar Thrifty’s stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s web site (http://www.sec.gov). Copies of Hertz’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100.